Board of directors resolves to amend the subjects for the Company's 2013 annual general meeting Date of events: 2013/04/30 Contents:

1.	Date of the board of directors resolution: 2013/04/30

2.	Date for convening the shareholders' meeting: 2013/06/25

3.	Location for convening the shareholders' meeting: Chunghwa Telecom Training Institute (No. 168,

Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.)

4. Cause or subjects for convening the meeting: (1) Report items: a. The Company's 2012 business report b. 2012 supervisors' audit report concerning the Company's financial statements c. Report on amendment to the ”Meeting Rules of Order of the Board of Directors” d. Report on the adjustment of the distributable retained earnings and appropriation for special reserve due to the initial adoption of International Financial Reporting Standards (IFRSs). (2) Matters for Ratification: a. Ratification of 2012 business report and financial statements b. Ratification of the proposal for the distribution of 2012 earnings (3) Matters for Discussion: a. The proposal for a cash distribution from capital surplus b. Revision of the ”Articles of Incorporation”c. Revision of the ”Procedures for Acquisition or Disposal of Assets”d. Revision of the ”Procedures for Lending of Capital to Others” e. Revision of the ”Operational Procedures for Endorsements and Guarantees” (4) Election: The election of the Company's 7th term directors (5) Other matters: The proposal to release the non-compete restrictions on the 7th term of directors (6) Other business and special motions

5.	Book closure starting date: 2013/04/27

6.	Book closure ending date:2013/06/25

7.	Any other matters that need to be specified: This (2013) annual general meeting will adopt electronic voting as one of the methods for shareholders to vote for resolutions.